Exhibit 99.1

FEMSA Forward

Focused Leadership in Retail & Beverages

Evolving FEMSA’s organizational structure and senior leadership team to drive FEMSA Forward

Monterrey, Mexico, September 22, 2023 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today changes to its organizational structure that bring it into full alignment with the FEMSA Forward strategy and its three core business verticals: Retail, Coca-Cola FEMSA, and Digital. The Company also announced movements within its senior leadership team, involving internal and newly attracted talent. These changes will enable the organization to operate with maximum focus, positioning FEMSA to pursue and capture its considerable and compelling opportunities for long-term profitable growth.

Retail

The Retail business vertical will be led by Jose Antonio Fernández Garza-Lagüera. Jose Antonio is currently CEO of Digital@FEMSA, where he nurtured FEMSA’s digital ecosystem from its early days and has helped Spin become the leading fintech and loyalty platform in Mexico. Before Digital, Jose Antonio held leadership roles at every one of FEMSA’s major business units for over a decade, including as Head of Strategic Planning at OXXO and FEMSA Comercio. Jose Antonio will be supported in his new role by a world-class operational team: Carlos Arenas (Proximity OXXO Mexico), Constantino Spas (Proximity Americas and Fuel), Michael Mueller (Proximity Europe), Jacobo Caller (Proximity Multiformat), and Daniel Belaúnde (FEMSA Health).

Digital@FEMSA

Juan Carlos Guillermety is joining the Company as CEO of Digital@FEMSA. Juan Carlos comes to FEMSA from Nubank, where he held various senior leadership positions since 2019, after a long tenure at Visa International. Juan Carlos will lead the rapidly growing talent pool that is shaping the future of FEMSA’s digital ecosystem.

Coca-Cola FEMSA

There is no change at Coca-Cola FEMSA. Ian Craig will continue to lead this key business vertical as its CEO.

Other operations outside of FEMSA’s core verticals, including those that are in the active process of being divested, will report to the Corporate Office led by Paco Camacho. These changes to FEMSA’s organizational structure and senior leadership team were designed in conjunction with the FEMSA Forward strategy as announced in February of this year, consistent with FEMSA’s leadership succession and talent development process. The new appointments have been approved by FEMSA’s Board of Directors and will become effective on November 1st, 2023, with executives transitioning into their new roles and responsibilities in the coming months.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	September 22, 2023	| Page 1

About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. Across its business units, FEMSA has more than 350,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	September 22, 2023	| Page 2